[redacted]

15049590

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67790

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Electronic Transaction Clearing, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

660 South Figueroa Street, Suite 1450

(No. and Street)

Los Angeles	**CA**	**90017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Murphy **(213) 402-1563**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

EisnerAmper LLP

(Name – *if individual, state, last, first, middle name*)

One Market, Landmark, Suite 620	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 02 2015
WASH. D.C.
191

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

AP 3/19

AP 3/14

OATH OR AFFIRMATION

I, **Kevin Murphy**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Electronic Transaction Clearing, Inc.**, as of **December 31, 2014**, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

Signature

President / CEO

Title

State of California
County of SAN FRANCISCO

Subscribed and sworn to before me
this 28th day of February 2015

Notary Public

S. SAPPRASERT
COMM. # 2053120
NOTARY PUBLIC - CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Dec. 23, 2017

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☒ (c) Statement of income (loss).
- ☒ (d) Statement of changes in financial condition.
- ☒ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☒ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Computation of net capital.
- ☒ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☒ (i) Information relating to the possession or control requirements under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for determination of the reserve requirements under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☒ (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- ☐ (n) A report describing any material weaknesses found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ELECTRONIC TRANSACTION CLEARING, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

SEC Mail Processing Section
RECEIVED
MAR 02 2015
Wash., D.C.
191

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Electronic Transaction Clearing, Inc.

We have audited the accompanying statement of financial condition of Electronic Transaction Clearing, Inc. (the "Company") as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Electronic Transaction Clearing, Inc. as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

As disclosed in Note 18 to the statement of financial condition, the Company has been sanctioned by the Chicago Board of Options Exchange ("CBOE") relating to the Company's interpretation of certain Securities and Exchange Commission ("SEC") rules relating to the definition of customers. The Company filed an appeal with the SEC on the CBOE ruling. The Company, in conjunction with legal counsel represents that the Company has appropriately applied SEC rules on this matter, and it plans to defend its position before the SEC. Should the Company ultimately be unsuccessful in defending these matters, it may significantly impact the Company's operations as well as its computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission, computation for determination of reserve requirements under Rule 15c3-3 of the Securities and Exchange Commission, and the information relating to the possession and control requirements under Rule 15c3-3 of the Securities and Exchange Commission. There is an uncertainty about the outcome of this matter. The accompanying statement of financial condition does not reflect any adjustments as a result of this uncertainty. Our audit opinion on the statement of financial condition is not modified as a result of this uncertainty.

EisnerAmper LLP

San Francisco, CA
February 28, 2015

Electronic Transaction Clearing, Inc.
Statement of Financial Condition
December 31, 2014

Assets	
Cash	$ 4,939,477
Cash segregated under federal and other regulations	36,875,840
Deposits with clearing and depository organizations	7,394,885
Receivable from broker-dealers and clearing organizations	7,699,699
Receivable from broker-dealer omnibus accounts - customers	9,068,785
Receivable from customers	10,859,678
Securities owned, at fair value	102,234
Prepaid expense	58,428
Other deposits and receivables	132,074
Furniture and office equipment, net	65,892
Total assets	$ 77,196,992
Liabilities and Stockholder's Equity	
Liabilities:	
Payable to broker-dealers and clearing organizations	$ 3,848,426
Payable to broker-dealer omnibus accounts – PAB	5,112,536
Payable to customers omnibus accounts	19,239,368
Payable to customers	32,768,108
Accounts payable and accrued liabilities	12,603,082
Notes payable	500,000
Total liabilities	74,071,520
Commitments, contingencies, and guarantees (see Note 19):	-
Subordinated borrowings	1,000,000
Stockholder's equity:	
Preferred stock, $0.001 par value, 10,000,000 shares authorized, no shares issued and outstanding	-
Common stock, $0.001 par value; 10,000,000 shares authorized, 4,917,735 shares issued and outstanding	4,918
Additional paid-in capital	6,024,447
Accumulated deficit	(3,903,893)
Total stockholder's equity	2,125,472
Total liabilities, subordinated borrowings, and stockholder's equity	$ 77,196,992

See Accompanying Notes to Statement of Financial Condition

Electronic Transaction Clearing, Inc.
Notes to Statement of Financial Condition
December 31, 2014

1. Summary of Business and Significant Accounting Policies

Business

Electronic Transaction Clearing, Inc. (the "Company") was incorporated on November 9, 2007 in the state of Delaware. The Company is registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is also a member of the NASDAQ Stock Market, NASDAQ OMX BX, NASDAQ OMX-PHLX, BATS Y-Exchange, BATS Z-Exchange, EDGA Exchange, EDGX Exchange, NYSE MKT (AMEX), NYSE Arca, and New York Stock Exchange. The Company is a member of the National Securities Clearing Corporation ("NSCC") and a participant in the Depository Trust Company ("DTC"). The Company maintains omnibus relationships with Scotia Capital (USA), Inc. ("Scotia"), Lek Securities Corporation ("Lek") and Industrial and Commercial Bank of China Financial Services, LLC ("ICBC"). The Company provides clearing services to customers and correspondent broker-dealers, and is a wholly owned subsidiary of ETC Global Holdings, Inc. (the "Parent").

Cash

The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Securities Owned

Securities owned consist of certificates of deposit held at commercial banks with one year maturities. Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements*.

Furniture and Office Equipment

Furniture and office equipment are recorded at cost, net of accumulated depreciation of $285,541. Depreciation is computed under the straight-line method using estimated useful lives of 5 to 7 years.

Clearing Fees

Clearing fees and related clearing expenses are recorded on trade-date basis as securities transactions occur.

1. Summary of Business and Significant Accounting Policies (continued)

Interest Income and Expense

Interest income earned on the Company cash balances is recorded on an accrual basis. Under the terms of the omnibus agreements, Scotia and Lek provide financing facilities to the Company's clients. These borrowings do not reflect borrowing of the Company and are not reflected in the accompanying financial statements. The Company recorded interest associated with client borrowing on a gross basis and is presented as interest income and expense in the accompanying financial statements.

Rebates, trade processing, and clearing income

The Company charges each professional trading firm an additional processing fee, for the added operational and compliance resource requirements associated with providing services to these type of firms. The Company also allows the professional trading firms to access a third party smart router which internalizes orders and results in savings to the Company's clients. The Company receives a portion of the savings earned from use of this smart router/internalizer. The Company charges certain regulatory fees to every client trade cleared by the Company. The Company utilizes the most conservative method for computing the regulatory fees, at the prevailing rate published by the SEC. Exchanges and market venues invoice the Company for those regulatory fees. Differing computing methodologies between the most conservative method utilized by the Company and a potentially less conservative method utilized by the exchanges or market venues may result in the excess fees on the Company books from time to time which it records as other income.

Income Taxes

The Company files a consolidated federal income tax return and a combined California state income tax return with the Parent and measures its deferred tax assets and liabilities using the tax rates applicable to those income tax returns. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for federal and state income tax purposes, as well as the tax effects of the net operating loss and tax credit carryovers. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

1. Summary of Business and Significant Accounting Policies (continued)

Income Taxes (continued)

Only those income tax benefits that management believes are more likely than not to be sustained, are recognized and such income tax benefits are measured at the largest dollar amount management believes is more likely than not to be sustained. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Management evaluates the recognition and measurement of any uncertain tax positions taken on the Company's income tax returns in the current year as well as in all past years that are still open to examination by tax authorities. Management's conclusion regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analysis of tax laws, regulations and interpretations thereof as well as other factors. Income tax returns for the years from 2010 are open to examination by tax authorities.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. Fair Value Measurement

FASB ASC 820, *Fair Value Measurements,* establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

2. Fair Value Measurement (continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.
>
> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The level of input used for valuing securities is not necessarily an indication of the risk associated with investing in those securities.

A description of the valuation techniques and inputs applied to the Company's securities measured at fair value on a recurring basis follows.

Certificates of Deposit. Certificates of deposit are valued using the cash balance which equals face value plus accrued interest which are approximated at fair value and are categorized as level 2.

3. Cash Segregated Under Federal and Other Regulations

Cash of $36,875,840 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the SEC or agreements for proprietary accounts of introducing brokers ("PAIB").

4. Deposits with Clearing and Depository Organizations

Under the Company's clearing agreement with the DTC, the Company is required to maintain a minimum deposit of $10,000 in cash and/or shares of DTC. As of December 31, 2014, the Company had $7,500 cash deposit and 25 shares at $100 par value of DTC Preferred Stocks Series A total deposits at DTC reported as part of the receivable from broker-dealer and clearing organization.

Under the Company's clearing agreement with the NSCC, the Company is required to maintain a clearing fund deposit that equals or exceeds the total clearing fund requirement as computed by NSCC. Total clearing fund requirements vary from time to time based on the Company's activities with NSCC. At December 31, 2014, the Company had $7,304,000 on deposit with NSCC. The total clearing fund requirement at December 31, 2014 was $6,650,934 which includes an adequate assurance requirement of $5,900,000.

Under the Company's clearing agreement with the Lek, the Company is required to maintain a minimum deposit of $100,000. As of December 31, 2014, the Company had $83,385 on deposit with Lek. The balance reflects a reduction of $16,615 in clearing charges which the company had incurred as of December 31, 2014.

5. Receivable from and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2014, consist of the following:

	Receivable	Payable
Securities failed to deliver/receive	$ 1,161,908	$ 92,860
Fees receivable/payable	32,150	1,208
Receivable from broker-dealers	6,392,543	-
Receivable from clearing organization	113,098	-
Payable to broker-dealers	-	3,754,358
	$ 7,699,699	$ 3,848,426

6. Receivable from and Payable to Broker-Dealer Omnibus Accounts and Payable to Customers Omnibus Accounts

Amounts receivable from broker-dealer omnibus account represents an amount on deposit with a custodian with whom the Company has an omnibus relationship. Amounts payable to customer and PAB omnibus accounts includes amounts due on cash and transactions with a customer and other broker-dealers with whom the Company has a clearing agreement and omnibus custody agreement.

7. Receivable from and Payable to Customers

Accounts receivable from and payable to customers include amounts due or held on cash and margin transactions. Receivables from customers are generally fully secured by securities held in customers' accounts. The value of securities owned by customers and held as collateral for the receivables is not reflected in the accompanying statement of financial condition.

8. Notes Payable

On February 6, 2014, the Company entered into a lending and security agreement which expires on January 31, 2016. Interest is charged at 16.5% per annum, payable on a monthly basis with a maximum borrowing facility amount of $500,000. The amount of the loan at December 31, 2014 is $500,000.

9. Access to Funds Agreement

On October 14, 2014, the Company entered into an access to funds agreement for up to $1,000,000, with an interest rate of 13.5%, which is $11,250 per month. The line was primarily established to facilitate the payment of NSCC illiquidity fees associated with one customer's business activities. The Company negotiated for the ability to utilize the line for purposes of other short-term NSCC clearing and settlement fees. Interest is paid on the full line of credit made available to the Company

10. Related Party Transactions

On January 1, 2014, the Company amended the management agreement under which the Company pays monthly fees to the Parent of $50,000 for management services, $77,000 for processing technology fees, and an incentive fee equal to 10.2% of the Company's monthly modified net income.

The Company provides clearing services to three entities that are affiliated to two members of the Board of Directors of the Parent.

Due from and due to the parent and the affiliates is a net receivable of $12,045 at December 31, 2014.

11. Subordinated Borrowings

On August 30, 2013, the Company entered into a subordinated loan agreement with the Parent which expired on August 30, 2014. The agreement was amended extending the maturity to August 30, 2015 and added the Automatic Rollover Provision for maturity date extension. Loans outstanding under the agreement bear interest at 16.5% per annum, which is payable on a monthly basis. At December 31, 2014, the outstanding loan balance totaled $1,000,000.

The subordinated borrowings are with related parties and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The fair value of subordinated borrowing is $1,000,000.

12. Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include customers and broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

13. Indemnification

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant such contracts.

14. Lease Obligations

The Company operates from a leased office space in Los Angeles. On February 3, 2011, the Company amended the current lease agreement to rent additional space. The current office lease expired on December 31, 2014. Upon expiration of the initial term, the Company has exercised its option to rent additional space effective July 1, 2014 and extend the lease for an additional six years with an annual increase in lease payments of 3.5%.

The approximate future minimum lease payments on non-cancelable operating leases are as follows:

Year Ending	Office	Equipment	Total
December 31, 2015	$ 325,450	$ 113,122	$ 438,572
December 31, 2016	335,213	49,907	385,120
December 31, 2017	345,286	-	345,286
December 31, 2018	355,634	-	355,634
Thereafter	552,085	-	552,085
	$ 1,913,668	$ 163,029	$ 2,076,697

15. Line of Credit

The Company has a $100,000 revolving business line of credit with Bank of America that expires on June 30, 2015. Interest is charged at the bank's prime rate plus 1.75 percent. At December 31, 2014, the interest rate was 5.0%. This line of credit is secured by a $100,000 certificate of deposit issued by the bank. There were no borrowings on this line of credit at December 31, 2014.

16. Stockholder's Equity

The Company is authorized to issue 10,000,000 shares of preferred stock and 10,000,000 shares of common stock, all at a par value of $0.001 per share. As of December 31, 2014, the Parent was the owner of 100% (4,917,735 shares) of the issued common stock of the Company. The Company paid $1,183,476 during 2014 to the Parent as return of capital.

17. Income Taxes

The Company's taxable income or loss is included in the consolidated tax return filed by the Parent. In the consolidated tax return the Company's taxable income is reduced by the Parents taxable loss in arriving at the taxable loss at the consolidated level. If the result of current year consolidation is taxable income then such income is further offset by the consolidated carry forward losses. During 2014, the Company had taxable profits of approximately $1,332,000 and $1,347,000 respectively for Federal and State. The Company's taxable profits were fully offset by net operating loss carry forwards and taxable losses at the Parent and no current tax was due at the consolidated level.

The Company has recorded a deferred tax asset for the expected future benefit of net operating losses carried forward of approximately $3.4 million and $3.6 million, for Federal and State purposes, respectively, at December 31, 2014. These net operating losses will expire between the years 2018 and 2032. At December 31, 2014, the Company had recorded a deferred tax asset of $1,484,168 and had also recorded a valuation allowance of $1,484,168 because it believes that the deferred tax asset may not be fully realized.

18. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital. The Company uses the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or two percent of aggregate debit balances arising from customer transactions, as defined. At December 31, 2014, the Company had net capital of $2,728,191 which was $1,965,234 in excess of its required net capital of $762,957. The Company is required to have a $1,000,000 minimum net capital based on the agreement with the NSCC and Scotia.

19. Contingencies

In June 2013, FINRA performed a routine audit of the Company's compliance with FINRA and SEC rules. On December 16, 2013, FINRA had an exit interview in which FINRA informed the Company about its observation in the ten exception areas which it believes were exception to FINRA and/or SEC rules. One of the exceptions identified in the report is relating to the definition of customers which is similar to the CBOE matter as described below. The Company defines and identifies a customer where there is an account since all the contractual and legal agreements are at the account level. FINRA and CBOE consider that each trader of an account should be treated as a customer. FINRA has since informed the Company, at its exit interview in 2014, that it will no longer assert this particular claim against the Company.

Separately, on April 14, 2014, FINRA's Market Regulation and Enforcement Departments advised that it had made a preliminary determination to recommend that disciplinary action be brought against ETC for failing to establish, implement and maintain adequate supervisory procedures and/or a system of follow-up and review reasonably designed to monitor the trading activity of ETC's customers, and ensure compliance with SEC Act Rule15c3-5, during the period November 1, 2009 through August 21, 2013. FIRNA's Market Regulation Department also advised that it has made a preliminary determination to recommend that disciplinary action be brought against the firms CEO, Kevin Murphy and its CCO, David DiCenso. On June 18, 2014 ETC, Kevin Murphy and David DiCenso submitted their responses and arguments as to why they felt no action should be taken. There has been no further correspondence from FINRA on the matter.

As a result of a routine financial and operational examination of the Company in 2010, Chicago Board Options Exchange ("CBOE") staff issued notices indicating that there may be reasonable grounds to believe that the Company and some employees have violated certain CBOE rules. CBOE staff referred the matter to its Business Conduct Committee ("BCC") which, on June 24, 2011, issued an Amended and Restated Statement of Charges ("Amended Charges") alleging that the Company violated various CBOE and SEC rules relating to customer identification, margin and supervisory systems for sponsored access customers. The BCC commenced the hearing in August, 2012 and finished in December 2012. On February 14, 2014, the BCC issued a decision in the matter in which the following sanctions have been imposed: a censure of the Company, the current Chief Executive Officer ("CEO") (who was the former Chief Operating Officer ("COO"), and the current CEO of the Parent (formally the CEO of the Company); a $1,000,000 joint and several fine, and the current acting CEO and current CEO of the Parent are barred for six consecutive months in all capacities, from acting as an or associating with any Exchange Trading Permit Holder of the CBOE. The decision was appealed to and subsequently reaffirmed by the Board of the CBOE. The Company and its counsel disagree with the decisions and will continue to vigorously defend its position. The Company has appealed the decisions with the SEC. On November 25, 2014, SEC granted the Company's request to stay all sanctions in the matter.

19. Contingencies (continued)

The Company, in conjunction with legal counsel, believes that the Company has appropriately applied SEC rules relating to the definition of customers and it plans to vigorously defend its position against the CBOE before the SEC. Should the Company ultimately be unsuccessful in defending these matters, it may have significant impact on the Company's operations as well as certain computations related to accompanying Schedules I, II, III, and IV and compliance with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve Systems and obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

Regulatory litigation is subject to uncertainties and the outcome of individual litigated matters is not predictable with assurance. Based on the review of the record in this matter, including discussion with and analysis by counsel of the bases for our appeal, we have determined that we have a number of strong arguments available on appeal and, although there can be no assurance as to the ultimate outcome, we are confident that the ruling against the Company will ultimately be reversed and that the Company will prevail in the matter. The accompanying financial statements and supplemental schedules do not reflect any adjustments as a result of this uncertainty.

20. Subsequent Events

The Company paid the parent company a total of $300,000 as a return of capital through February 28, 2015, the date these financial statements were available to be issued.